Global Arena Holdings, Inc.

555 Madison Ave, 12th Floor

New York, NY 10022

June 16, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:

Global Arena Holdings, Inc.

Revised Preliminary Proxy Statement on Schedule 14A

Filed June 9, 2014

File No. 000-49819

Proposal I. Approval of the May 7, 2014 Amendment to the Company’s Stock Award Plan

1. We note your response to prior comment 2 from our letter dated May 23, 2014. We also note that your revised disclosure indicates that Proposal I is only seeking shareholder approval for the May 7, 2014 amendment to the Stock Award plan, which increases the number of shares issuable under the plan. However, on the proxy card, you indicate that shareholders are voting to approve the “2011 Stock Awards Plan…as amended May 7, 2014.” Please either revise the proxy card to clarify that shareholders are only approving the 2014 amendment, not the plan as amended, or revise your proxy disclosure accordingly.

The proxy card has been appropriately revised to indicate that we are only seeking shareholder approval of the May 7, 2014 amendment to the Stock Awards Plan, which increases the number of shares issuable under the plan.

Further, the Company acknowledges that:

 - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

 - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

 - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I appreciate your assistance in the review of our registration statement to ensure that we have provided all relevant information to prospective investors and have complied with all of the disclosure requirements of the Securities Act.  Please advise if you have further comments or questions.

Very truly yours,

/s/ John Matthews

John Matthews

Chief Executive Officer

Global Arena Holdings, Inc.